EXHIBIT 99.3

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces senior management appointments

Toronto, Ontario, August 9, 2012 – J. Paul Rollinson, CEO Kinross Gold Corporation, today announced that Brant Hinze, formerly Executive Vice-President and Chief Operating Officer of Kinross, has been appointed President and Chief Operating Officer.

“This promotion is consistent with a renewed focus on operational fundamentals, delivering on key metrics at our sites, and reducing costs across our operations and projects,” Mr. Rollinson said. “Since coming to Kinross, Brant Hinze has instilled a new level of accountability at our operations. We are now looking to him to lead the drive for performance improvements across the organization as the next step in our capital and project optimization process.”

Brant Hinze joined Kinross as Executive Vice-President and Chief Operating Officer in October 2010. Previously, he was Senior Vice-President, North American Operations, for Newmont Mining Corporation. Mr. Hinze has a Mining Engineering degree from the University of Idaho.

Mr. Rollinson announced two additional role changes in the senior management team.

Geoffrey P. Gold, formerly Executive Vice-President and Chief Legal Officer, will become Executive Vice-President, Corporate Development, and Chief Legal Officer, adding responsibility for corporate development to his existing responsibilities as the Company’s chief legal officer. Mr. Gold joined Kinross in 2006.

James Crossland, formerly Executive Vice-President External Relations and Corporate Responsibility, will become Executive Vice-President, Corporate Affairs. He will add responsibility for investor relations to his existing portfolio of responsibilities, which include government relations, environment, corporate responsibility, major project permitting, and corporate communications. Mr. Crossland joined Kinross in 2007.

“Geoff Gold and Jim Crossland both have very strong records of achievement in their respective functional areas, and I congratulate them on their expanded roles as we seek to streamline our management structure and improve the efficiency of decision-making,” said Mr. Rollinson.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com